UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Level 6, 28 Hennessy Road,

Admiralty

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTSTARCOM HOLDINGS CORP.

Date: February 15, 2019	By:	/s/ Eric Lam
Name: Eric Lam
Title: Vice President, Finance

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding UTStarcom Announces Further Investment by Key Shareholder

Exhibit 99.1

UTStarcom Announces Further Investment by Key Shareholder

HONG KONG, February 15, 2019— UTStarcom (“UT” or “the Company”) (NASDAQ:UTSI), a global telecommunications infrastructure provider, today announced that its strategic partner Tongding Interconnection Information Co., Ltd. (“TDI”) intends to further increase its ownership stake in UT to approximately 36% through the purchase (by related entities) of 9.2 million shares from certain current shareholders of the Company.  The sale is subject to approval by relevant US and Chinese authorities.  TDI will pay about $5.35 per share, for a total investment of approximately $49.2 million at the closing of the transaction.

UTStarcom's Chief Executive Officer Mr. Tim Ti commented, “TDI is already one of our largest shareholders, and we are pleased that their growing confidence in our outlook is leading to larger ownership position.  As our strategic partner, we believe both of us have substantial business opportunities together that can drive growing shareholder value.  Because they are paying a substantial premium to UT’s share price at current levels, we see this as a vote of confidence in these business prospects.”

The selling shareholders are entities related to Shah Capital Opportunity Fund LP and Mr. Hong Liang Lu.

The closing of the transaction is subject to customary closing conditions, including the obtaining of all necessary authorizations and approvals of The Committee on Foreign Investment in the United States (the “CFIUS Approval”) and (i) completing filing with and/or obtaining approval by the National Development and Reform Commission of the People's Republic of China ("PRC"), (ii) completing filing with and/or obtaining approval by the Ministry of Commerce of the PRC, and (iii) completing registration with a commercial bank supervised by the State Administration of Foreign Exchange of the PRC.

As announced in September 2018, UTStarcom formed a strategic partnership with TDI to jointly market and distribute the respective companies’ products and services in China and international markets.  With the strategic relationship established, UT and TDI's initial thrust is focused on developing the optical fiber cable businesses in India as well as marketing and selling UTStarcom’s flagship PTN and SyncRing products in China.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services.  UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access.  UTStarcom is further leveraging its technology expertise to bring smart networked products to new applications, such as its goBox automated refrigerated dispenser for retail stores.  UTStarcom has operations and customers around the world, with a special focus on Japan and India.  UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI).  For more information about UTStarcom, please visit http://www.utstar.com.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

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